UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 23 May 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 22 MAY 2018 AND CHANGES TO THE DIRECTORS

Shareholders are advised that at the Annual General Meeting of Gold Fields Limited held on Tuesday 22 May 2018, the ordinary and special resolutions, as well as advisory endorsement of the company's remuneration policy, as set out in the notice of the annual general meeting dispatched to shareholders on 23 March 2018 were passed, on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital: 821,532,707
Total number of shares present/
represented including proxies at the meeting: **701 334 127**

being **85%** of the total votable shares

Ordinary resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1.Re-appointment of auditors	639 977 164	624 095 818	15 881 346	61 356 963
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	97,52%	2,48%	7,47%
2.1 Re-election of a director: CA Carolus	699 910 128	698 883 101	1 027 027	1 423 999
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.85%	0,15%	0,17%
2.2 Re-election of a director: RP Menell	699 907 104	698 978 585	928 519	1 427 023
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares

	85.20%	99.87%	0.13%	0.17%

2.3 Re-election of a director: SP Reid	699 903 082	698 870 286	1 032 796	1 431 045
	of total issued shares	%99.85 of total issued shares	%0.15 of total issued shares	% 0.17 of total issued shares
	100%	99.93%	0.07%	0.11%
3.1. Re-election of Audit Committee member: YGH Suleman	699 931 569	699 576 429	355 140	1 402 558
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.95%	0.05%	0.17%
3.2. Re-election of a member of the Audit Committee: A Andani	699 929 121	699 594 473	334 648	1 405 006
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.95%	0.05%	0.17%
3.3 Re-election of a member of the Audit Committee: PJ Bacchus	699 908 172	699 576 233	340 939	1 425 955
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.95%	0.05%	0.17%
3.4 Re-election of a member of the Audit Committee: RP Menell	699 913 365	697 853 211	2 060 154	1 420 762
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.71%	0.29%	0.17%
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.30%	0.70%	0.11%
4. Approval for the issue of authorised but unissued ordinary shares	699 777 267	621 643 289	78 133 978	1 556 860
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	88.83%	11.17%	0.19%

Special resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1.Approval for the issuing of equity securities for cash	699 737 922	622 442 338	77 295 584	1 596 205
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	88.95%	11.05%	0.19%
Advisory endorsement of the remuneration policy	692 241 930	664 950 888	27 291 042	9 092 197
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	96.06%	3.94%	1.11%
2. Approval for the remuneration of non-executive directors	699 611 130	686 586 098	13 025 032	1 722 997
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	98.14%	1.86%	0.21%
3. Approval for the Company to grant inter-group financial assistance in terms of section 44 and 45 of the Act	699 618 163	691 994 664	7 623 499	1 715 964
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	98.91%	1.09%	0.21%
4. Acquisition of the Company's own shares	699 827 936	699 364 508	463 428	1 506 191
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	99.93%%	0.07%%	0.18%
5.Approval of the Amendment of the Gold Fields Limited 2012 Share Plan	699 382 557	656 869 433	42 513 124	1 951 570
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	93.92%	6.08%	0.24%

Over **85%** of votable shares were represented at the AGM.

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No 71 of 2008.

The Board has taken a decision to put Gold Fields Group's audit work from the 2018 financial year onwards out for tender.

In terms of paragraph 3.59 of the JSE Limited's Listings Requirements, shareholders are advised that Don Ncube, who is the current Chair of the Social, Ethics and Transformation Committee, has retired as a non-executive director of the Gold Fields Board of Directors ("the Board"), with effect from this AGM. The Board would like to thank Mr Ncube for his valuable contribution to the Company over the past 15 years and wish him everything of the best in his future endeavours.

Dr Carmen Letton will serve as the new Chair of the Social, Ethics and Transformation Committee with effect from this AGM.

23 May 2018
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 23 May 2018

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer